EXHIBIT 99.1

Colliers Announces Voting Results

TORONTO, April 05, 2022 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (TSX: CIGI; NASDAQ: CIGI) (“Colliers” or the “Company”) today announced that at its annual and special meeting of shareholders held virtually on April 5, 2022, the ten director nominees listed in Colliers’ management information circular dated February 17, 2022 (the “Circular”) were elected as directors of Colliers. Directors have been elected to serve until the close of the next annual meeting of shareholders. The detailed results of the vote are set out below.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Peter F. Cohen	56,561,037	91.45%	5,287,584	8.55%
John (Jack) P. Curtin, Jr.	53,844,079	87.06%	8,004,542	12.94%
Christopher Galvin	61,551,694	99.52%	296,927	0.48%
P. Jane Gavan	57,703,500	93.30%	4,145,121	6.70%
Stephen J. Harper	60,981,668	98.60%	866,953	1.40%
Jay S. Hennick	60,618,310	98.01%	1,230,311	1.99%
Katherine M. Lee	59,655,323	96.45%	2,193,298	3.55%
Poonam Puri	61,795,670	99.91%	52,951	0.09%
Benjamin F. Stein	59,656,207	96.46%	2,192,414	3.54%
L. Frederick Sutherland	61,044,096	98.70%	804,525	1.30%

In addition, shareholders approved: (a) the appointment of PricewaterhouseCoopers LLP as the auditor of Colliers for the ensuing year; (b) an amendment to Colliers’ stock option plan to increase the total number of Subordinate Voting Shares reserved for issuance thereunder by 1,000,000; and (c) a non-binding advisory resolution approving Colliers’ approach to executive compensation, in each case as disclosed in the Circular.

About Colliers

Colliers (NASDAQ, TSX: CIGI) is a leading diversified professional services and investment management company. With operations in 62 countries, our 17,000 enterprising professionals work collaboratively to provide expert real estate and investment advice to clients. For more than 27 years, our experienced leadership with significant inside ownership has delivered compound annual investment returns of 20% for shareholders. With annual revenues of $4.1 billion and more than $50 billion of assets under management, Colliers maximizes the potential of property and real assets to accelerate the success of our clients, our investors and our people. Learn more at corporate.colliers.com, Twitter @Colliers or LinkedIn.

Colliers Contacts:
Christian Mayer
Chief Financial Officer
(416) 960-9500